May 28, 2009
Mr. William Friar
Senior Financial Analyst
United States
Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549-4561
RE:	F & M Bank Corp. Form 10-K for December 31, 2008 File Number 0-13273
Dear Mr. Friar:
Following is our response to the letter dated May 11, 2009 from the Securities and Exchange Commission (SEC). As requested our response is keyed to the SEC comment letter:
Form 10-K for the Fiscal Year Ended December 31, 2008
Management’s Discussion and Analysis of Financial Condition and...page 11
1.	We do not hold any subprime loans or “Alt-A” mortgages as either loans or investments. We will provide clearer disclosure in future filings.
Overview, page 11
2.	We have for some time included a discussion of Non-GAAP operating earnings (core earnings) in our Form 10-K and 10-Q filings. We believe this is relevant information for our shareholders as it presents our recurring earnings (primarily from our banking operations) for the current and prior periods. The securities gains (losses) are related to equities holdings of F & M Bank Corp. The non-recurring tax credits are related to investments of F & M Bank Corp. in low income housing and historic rehabilitation projects. Given that these items have been material in some years and are not related to our banking operations, we believe this information assists the reader in understanding our recurring income stream from operations. Given that we provide the reader with the amount of GAAP earnings, Non-GAAP operating earnings and an explanation of what the Non-GAAP adjustments are related to within the Overview section, we believe the information provided complies with Item 10(e) of Regulation S-K. We will provide this discussion in future filings.

Financial Statements
Notes to Consolidated Financial Statements
Note 4- Investment Securities
Securities with Unrealized Losses, page 40
3.	The Company has a portfolio of equity securities that are traded on public exchanges. As a result of recent declines in stock valuations, all of these investments are in various states of impairment. The Company follows the guidance in FAS 115, FSP FAS 115-1 and FAS 124-1 and SAB Topic 5M, Other Than Temporary Impairment in evaluating if these impairments are temporary or other than temporary in nature. This determination is made on an investment by investment basis and includes all available evidence at the time of the determination including the following:

•	The length of time of impairment;

•	The extent of the impairment relative to the cost of the investment;

•	Recent volatility in the market value of the investment;

•	The financial condition and near-term prospects of the issuer, including any specific events which may impair the earnings potential of the issuer; or

•	The intent and ability of the Company to hold its investment for a period of time sufficient to allow for any anticipated recovery in market value.

This determination is made on a quarterly basis and documented on the attached spreadsheet.

4.	We hold investments in two FHLB bonds, both of which had unrealized gains at December 31, 2008 and are included in the available-for-sale portfolio. We also hold equity investments in FHLB stock which is accounted for at cost. This investment has limited marketability and is tied to our membership in, and borrowing activities with, the FHLB. Shares are redeemable at face value as debt is repaid or if we terminated our membership with the FHLB. We continue to receive quarterly dividends on these shares and are allowed to redeem excess stock on a quarterly basis. Management believes carrying value of these investments approximates fair value and no impairment exists at December 31, 2008. In the event an impairment existed, the investment would be evaluated for impairment in accordance with guidance in SOP 01-6. We will revise future filings to include a more detailed description of accounting and impairment policies related to these investments.

Item 9A. Controls and Procedures, page 59
5.	Our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file under the Exchange Act are accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures. We propose to revise this item in future filings.
Schedule 14A
Executive Compensation, page 8
6.	The three employees disclosed in the executive compensation table are our only employees designated by our Board of Directors as executive officers. Per counsel, as a Smaller Reporting Company it is our understanding that under section 402(m)(2) of Regulation S-K these are the only officers that we are required to report .
Compensation Discussion and Analysis, page 11
7.	We do not employ the use of “bright-line” objectives for the various measures of operational performance such as ROA, ROE, etc. in establishing executive compensation. Our compensation committee relies more heavily on our relative position versus the peer group in the benchmarking report and relative positioning within the quartiles contained in the Virginia Bankers Association survey. We believe this method better serves our stated corporate objectives, with regard to attracting and retaining qualified executives, as it does not result in abnormally large shifts in compensation (either up or down) in periods of time where earnings across our peer group have fluctuated widely due to general economic conditions. We will provide greater detail related to this process in future filings.
Signatures, page 62
8.	The Chief Financial Officer serves in the dual capacity as both Principal Financial Officer and Principal Accounting Officer. This will be indicated as such in all future filings.
We acknowledge as follows:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,

Dean W. Withers President & CEO	Neil W. Hayslett Executive Vice President & CFO
enclosure